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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
             [ ] Form D     [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: June 30, 2007
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on From 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         -------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                               FutureFuel Corp.
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                            Full Name of Registrant

                                Not Applicable
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                           Former Name if Applicable

                         8235 Forsyth Blvd., Suite 400
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           Address of Principal Executive Office (Street and Number)

                              St. Louis, MO 63105
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                           City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without (a) unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 25, 2007, the audit committee of the board of directors of FutureFuel Corp. (the "Company") concluded that the following previously issued financial statements of the Company should not be relied upon and will require restatement: (i) the consolidated balance sheet of the Company and its subsidiary as of December 31, 2006, and the related consolidated statements of


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operations, stockholders' equity and cash flows for the twelve-month period ending December 31, 2006 (collectively, the "Annual Financial Statements"); and (ii) the consolidated balance sheet of the Company and its subsidiary as of March 31, 2007, and the related consolidated statement of operations and cash flows for the three months ended March 31, 2007 (collectively the "Interim Financial Statements"). In particular, and as described in greater detail in the Company's Current Report on Form 8-K filed on July 27, 2007, the audit committee determined that the Company will need to restate the Annual Financial Statements and the Interim Financial Statements because they do not apply purchase accounting to the Company's acquisition of Eastman SE, Inc., which occurred on October 31, 2006. The Annual Financial Statements were contained in the Registration Statement on Form 10 filed with the Commission on April 24, 2007; on June 26, 2007, the Company filed an Amendment No. 1 to the Form 10 that included the Interim Financial Statements.

As a result of the restatement, the Company has now determined that it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 on a timely basis without unreasonable effort or expense. While the Company cannot at this time identify the precise date when the restatement will be completed or when the Company will be able to file a further amendment to its Form 10 containing the restated Annual Financial Statements and Interim Financial Statements, it is continuing to work diligently to complete the restatement and to make and file all required reports with the SEC as quickly as possible. The Company does not expect that it will be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, on or before the fifth calendar day following the required filing date as proscribed in Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Douglas D. Hommert        314-854-8520
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     (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               FUTUREFUEL CORP.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2007          By: /s/ Douglas D. Hommert
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                                  Douglas D. Hommert, Executive Vice President,
                                  Secretary and Treasurer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.